SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMV Consumer Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)

                                                                    ________693486102_________
(CUSIP Number)

Craig Weynand
PMV Consumer Acquisition Holding Company, LLC
249 Royal Palm Way, Suite 503
Palm Beach, Florida 33480
(914) 921-8364
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________October 17, 2022________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 693486102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) PMV Consumer Acquisition Holding Company, LLC I.D. No. 84-5154712
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) N/A
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,175,000 (Item 5) (1)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,175,000 (Item 5) (1)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,175,000 (Item 5) (1)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 67.1% (2)
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO
(1) Includes 3,000,000 shares of Class A Common Stock and 1,175,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock on a one-for-one basis.
(2) Reflects conversion of Class B Common Stock into Class A Common Stock.

CUSIP No. 693486102
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) PMV Consumer Delaware Management Partners LLC I.D. No. 84-5157311
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) N/A
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,175,000 (Indirect) (Item 5) (1)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,175,000 (Indirect) (Item 5) (1)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,175,000 (Indirect) (Item 5) (1)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 67.1% (2)
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO
(1) Includes 3,000,000 shares of Class A Common Stock and 1,175,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock on a one-for-one basis.
(2) Reflects conversion of Class B Common Stock into Class A Common Stock.

Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock of PMV Consumer Acquisition Corp. (the “Issuer”), a Delaware corporation with principal offices located at 249 Royal Palm Way, Suite 503, Palm Beach, Florida 33480.

Item 2. Identity and Background
(a), (b) and (c) – This statement is being filed by one or more of the following persons:
•	PMV Consumer Acquisition Holding Company, LLC (the “Sponsor”), and
•	PMV Consumer Delaware Management Partners LLC (“Manco”).
Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as “Reporting Persons”.
The business and purpose of the Sponsor is to invest in the securities of the Issuer, to assist the Issuer in sourcing, analyzing and consummating acquisition opportunities and to exercise all other powers necessary or reasonably connected or incidental thereto.  The Sponsor is a Delaware limited liability company having its principal place of business at 249 Royal Palm Way, Suite 503, Palm Beach, Florida 33480.
The business and purpose of Manco is to serve as the managing member of the Sponsor.  Manco is a Delaware limited liability company having its principal place of business at 249 Royal Palm Way, Suite 503, Palm Beach, Florida 33480.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
            (d) – Not applicable.
            (e) – Not applicable.
            (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons did not use any Funds with respect to the transaction; rather, the Reporting Persons elected to convert 3,000,000 shares of its Class B Common Stock into shares of Class A Common Stock on a one for one basis; the conversion feature of such shares of Class B Common Stock is described in the Issuer's registration statement on Form S-1 (File No. 333-241670) (the "Registration Statement") under the heading "Description of Securities--Founder Shares." The Reporting Persons previously contributed 200,000 shares of Class B Common Stock (which was converted into Class C Common Stock) to the Issuer’s IPO trust account which is described in the Registration Statement.

Item 4. Purpose of Transaction
Each of the Reporting Persons has converted and holds the Securities reported by it for investment and in furtherance of its stated business and purpose, as specified in Item 1 of Schedule 13D.

Other than as described herein or as permitted by the Issuer’s charter, none of the Reporting Persons, and none of the Covered Persons who is not a Reporting Person, has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 4,175,000 shares of Class A Common Stock, representing 67.1% of the 5,046,609  shares of Class A Common Stock outstanding as reported by the issuer, plus the 1,175,000 shares of Class A Common Stock  assuming conversion of the Class B Common Stock into Class A Common Stock.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Class A Common Stock	% of Class A Common Stock Outstanding
Sponsor	3,000,000	48.22%(1)
Sponsor	1,175,000(2)	18.89%(1)
(1) Percentages are calculated based on the 5,046,609 shares of Class A Common Stock outstanding and the 1,175,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock.
(2) Issuable upon conversion of Class B Common Stock on a one-for-one basis.

The Sponsor is the record holder of the Securities reported herein.  Manco is the managing member of the Sponsor.  Accordingly, Manco has voting and dispositive power over the Securities held by the Sponsor and may be deemed to beneficially own such Securities.  Manco is managed by a management board of six managers.  Any action by Manco with respect to the Sponsor or the Securities owned by the Sponsor, including voting and dispositive decisions, requires a majority vote of the managers of Manco.  Under the so-called “rule of three”, because voting and dispositive decisions are made by a majority of Managers, none of the managers of Manco is deemed to have or share beneficial ownership of the shares of the Issuer indirectly held by Manco.
As of the date of this filing, the Reporting Persons hold 1,175,000 shares of Class B Common Stock, representing 100% of the total outstanding Class B Common Stock, and 3,000,000 shares of Class A Common Stock, representing 67.1% of the total outstanding Class A Common Stock (assuming the conversion of all of the outstanding Class B Common Stock).
The Sponsor also owns Private Placement Warrants (as described in the Registration Statement) exercisable for 6,150,000 shares of Class A Common Stock which are not currently exercisable.
(b) The Reporting Persons have the direct and indirect sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it for its own benefit.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in the Registration Statement under the heading "Description of Securities--Founder Shares," the shares of Class B Common Stock, par value $0.0001 per share, have no expiration date and will automatically convert into shares of Class A Common Stock, par value $0.0001 per share, at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement.

The Securities reported herein do not participate in, and are not otherwise entitled in any manner to, any of the proceeds in the Trust Account, as such term is defined in the Issuer’s charter; as such, the relevant provisions set forth in Article FOURTH and Article SIXTH of the Issuer’s charter pertaining to the redemption, conversion and/or tender of shares of Class A Common Stock for cash do not apply to such Securities.

Item 7. Material to be Filed as an Exhibit
Not Applicable

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2022

PMV CONSUMER ACQUISITION HOLDING COMPANY, LLC

By: PMV Consumer Delaware Management Partners LLC,
 as Managing Member

By: /s/ Jeffrey Illustrato
 Jeffrey Illustrato
 Manager

PMV CONSUMER DELAWARE MANAGEMENT PARTNERS LLC

By:/s/ Jeffrey Illustrato
       Jeffrey Illustrato
       Manager

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal business occupation or employment; and the name, principal business and address of any corporation or other organization in which such employment is conducted.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws, except as reported in Item 2(d) and (e) of this Schedule 13D.

PMV Consumer Acquisition Holding Company, LLC

Managing Member:

PMV Consumer Delaware Management Partners LLC
249 Royal Palm Way, Suite 503
Palm Beach, Florida 33480

PMV Consumer Delaware Management Partners LLC

Managing Members:

            Marc Gabelli                   President
GGCP, Inc.
                                                    189 Mason Street
                                                    Greenwich, CT 06830

            Robert LaPenta               Partner
                                                    Aston Capital, LLC
                                                    177 Broad Street, 12th Floor
                                                    Stamford, CT 06901

            Joseph Gabelli                 Portfolio Manager
Gabelli Funds, LLC
                                                    Once Corporate Center
                                                    Rye, NY 10580

Managers:

            P. Kasper Jakobsen         Former President & CEO, Mead Johnson Nutrition
Boulevard Residences, Apt. 4903
                                                 Dubai, United Arab Emirates

            Nathan Miller                  CIO & Founder
                                                    NGM Asset Management, LLC
                                                    51 Locust Avenue, Suite 301
                                                    New Canaan, CT 06840

            Jeffrey Illustrato             Senior Vice President
Gabelli & Partners, LLC
                                                    191 Mason Street
                                                    Greenwich, CT 96830

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D

On September 27, 2022, the Sponsor contributed 200,000 shares of Class B Common Stock to the Issuer’s IPO trust account.